     As filed with the Securities and Exchange Commission on February 2, 2001.

                                                     Registration No. 333-61573
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ----------------

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-8

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------

                               ACTIVISION, INC.
            (Exact name of Registrant as specified in its charter)

               Delaware                               95-4803544
    (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)                Identification No.)

       3100 Ocean Park Boulevard
        Santa Monica, California                        90405
(Address of Principal Executive Offices)              (Zip Code)

                      Activision, Inc. 1998 Incentive Plan
                           (Full title of the plan)

                               ----------------

                               Robert A. Kotick
                             Chairman of the Board
                               Activision, Inc.
                           3100 Ocean Park Boulevard
                        Santa Monica, California 90405
                                (310) 255-2000
           (Name, address and telephone number, of agent for service)

                               ----------------

                                  Copies to:

                          Kenneth L. Henderson, Esq.
                Robinson Silverman Pearce Aronsohn & Berman LLP
                          1290 Avenue of the Americas
                           New York, New York  10104

       Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

                               EXPLANATORY NOTE

          This  Post-Effective  Amendment No. 1  contains  the  form  of reoffer prospectus to be used by certain  officers or directors of the  Registrant  with respect to the control securities acquired,  or  that will be acquired,  by them pursuant to the Registrant's employee benefit plan.

                                8,777,217 Shares

                                ACTIVISION, INC.

                                  Common Stock

          This Prospectus relates to 8,777,217 shares of Common Stock, par value
$.000001 per share, of Activision,  Inc.  ("Activision"  or the "Company") being offered  hereby for the account of certain of the Company's  executive  officers and  directors  (each a "Selling  Stockholder"  and  collectively  the  "Selling
Stockholders").  See  "Selling  Stockholders."  Of the  shares of  Common  Stock offered  hereby,  (i)  5,439,471  shares  will be issued by the  Company  to the
Selling  Stockholders upon the exercise by such Selling  Stockholders of options to purchase  Common Stock issued to them  pursuant to the  Company's  1991 Stock
Option and Stock Award Plan,  the  Company's  1998  Incentive  Plan,  and/or the
Company's 1999 Incentive  Plan (the 1999 Incentive  Plan,  1991 Stock Option and
Stock Award Plan and 1998  Incentive  Plan,  collectively,  the "Stock Plans "),
(ii) 3,235,678 shares will be issued by the Company to Selling  Stockholders who are  executive  officers  of the  Company  upon  the  exercise  by such  Selling
Stockholders  of options to purchase  Common Stock issued to them outside of any plan, (iii) 62,068 shares will be issued by the Company to Selling  Stockholders who are non-employee  directors of the Company upon the exercise by such Selling
Stockholders of warrants to purchase Common Stock issued to them pursuant to the
Company's  1991  Director  Warrant Plan and (iv) 40,000 shares will be issued by the  Company to  Selling  Stockholders  who are  non-employee  directors  of the
Company upon the exercise by such Selling  Stockholders  of warrants to purchase
Common Stock issued to them outside of any plan.

          The Company is a diversified  international publisher and developer of interactive  entertainment  software.  The Company is best known for its action, adventure and  action/simulation  products.  The Company's products are designed for a range  of  platforms  including  personal  computer  systems  and  console systems. See "The Company."

          The Common Stock is traded in the NASDAQ  National Market System under the symbol "ATVI." On January 31, 2001, the last sale price for the Common Stock as reported on the NASDAQ National Market System was $18.125 per share.

          No underwriting is being utilized in connection with this registration of Common Stock and,  accordingly,  the shares of Common Stock are being offered without underwriting  discounts.  The expenses of this registration will be paid by the Company. Normal brokerage commissions, discounts and fees will be payable by the Selling Stockholders.

          For a discussion  of certain  matters  which should be  considered  by prospective investors, see "Risk Factors" commencing on page 2.

          THESE  SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE  SECURITIES  COMMISSION NOR HAS
THE COMMISSION OR ANY STATE  SECURITIES  COMMISSION  PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS.  ANY  REPRESENTATION  TO THE CONTRARY IS A CRIMINAL
OFFENSE.

                   The date of this Prospectus is February 2, 2001.

                                  RISK FACTORS

         Before  purchasing  any of the  shares of Common  Stock  being  offered hereby, prospective investors should carefully consider the following factors in addition to the other  information  contained in this Prospectus or incorporated by reference into it.

         We   caution   you  to  be  aware   of  the   speculative   nature   of
"forward-looking  statements"  made by,  or on  behalf  of,  our  employees  and representatives. Such statements:

o        are defined by the Private Securities Litigation Reform Act of 1995;
o        may be oral or written;
o        do not include recitations of historical facts; and
o        can be identified by the use of forward-looking terminology (e.g.
        "may," "expect," "anticipate,"
         "estimate" or "continue") or the negative of such terminology.

         We further caution you that there are numerous risks and  uncertainties that  could  cause  actual  events or results  to differ  materially  from those referred to in such forward-looking  statements. The discussion below highlights some of the more important  risks  identified by management,  but you should not assume them to be the only  factors  that could affect  future  performance.  We caution  that we do not have a policy of updating  or  revising  forward-looking statements  and  therefore  silence by  management  over time does not mean that actual events are occurring as anticipated in such forward-looking statements.

Fluctuations in our quarterly net revenues and operating results make future predictions uncertain.

     Our quarterly operating results have varied in the past and can be expected to vary in the  future.  These  variations  are caused by a number of  different factors, many of which are beyond our control. Such factors include:

o    demand for our products;
o    the size and rate of growth of the interactive entertainment and leisure markets;
o    development and promotional expenses relating to the introduction of new products;
o    changes in computer operating systems and video game platforms;
o    product returns;
o    the timing of orders from major customers;
o    delays in product shipments;
o    the level of price competition;
o    the timing of product introductions by Activision and its competitors;
o    product life cycles;
o    product defects and other quality problems;
o    the level of our international revenues; and
o    personnel changes.

As a result of the above-mentioned  factors,  revenues and operating results for any future quarter cannot be predicted with any significant  degree of accuracy.
Thus, period-to-period  comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

         Our  business  has   experienced,   and  is  expected  to  continue  to
experience,   significant   seasonality.   Typically,   our  net   revenues  are
significantly  higher during the fourth  calendar  quarter  because of increased demand for consumer  software  during the year-end  holiday buying  season.  Net revenues and net income in other calendar  quarters are generally lower and vary significantly as a result of new product introductions and other factors.

Our revenues and our  competitive  position could be negatively  affected if our new products are not successful or timely introduced.

         Our  future  success  depends  in part on the  timely  introduction  of successful new products as well as sequels or enhancements of existing products.
These products are necessary to replace declining  revenues from older products.
A significant delay in the release of products or the failure of new products to replace declining

                                       -2-

revenues  from  older  products  could  materially  and  negatively  affect  our business,  operating results and financial condition.  In addition,  competitive factors in the  entertainment  and leisure software  industries often create the need for higher quality,  distinctive  products with increasingly  sophisticated effects. This in turn makes it difficult to produce and release such products on a timely  basis and results in higher  development,  acquisition  and  marketing costs. The seasonality of Activision's business further highlights this problem.
Moreover, because a large portion of a product's revenue generally is associated with initial shipments,  the delay of a product  introduction  expected near the end of a fiscal quarter may have a material negative effect on operating results for  that  quarter.  Activision  does  not  assure  that  new  products  will be introduced on schedule,  or at all, or that they will achieve market  acceptance or generate significant revenues.

We rely in  significant  part on  external  developers,  over  whom we have less control than internal staff.

         Although we intend to  continue  to rely in part on  products  that are developed  by our  own  employees,  over  the  last  several  fiscal  years  the percentage of products  published by us that are developed by independent  third
party  developers  has  increased  significantly.   Also,  occasionally  we  use
independent  contractors for certain aspects of our internal product development and production.  Naturally, we have less control over the timing and the quality of work of these independent contractors and third party developers, as compared to our own employees.  A delay in the work performed by independent  contractors and third party  developers may result in delays in the release of products.  In addition, if our independent contractors and third party developers produce poor quality  work,  there  is a  greater  chance  that  our  products  will  not  be successful.

         In addition,  our future success will depend,  in significant  part, on
our  continued  ability  to  maintain   relationships  and  obtain   development
agreements on favorable  terms with skilled  independent  contractors  and third party  developers.  We cannot  assure you that we will be able to  establish  or maintain relationships with independent contractors and third party developers.

Failure of our new products to achieve or sustain  market  acceptance may have a material negative effect on our business.

         The market for  entertainment and leisure systems and software has been characterized  by shifts in consumer  preferences and short product life cycles.
Consumer  preferences  for  entertainment  and  leisure  software  products  are difficult to predict and few products achieve  sustained market  acceptance.  We cannot assure that our newly  introduced  products will achieve any  significant degree  of  market  acceptance,  nor can we  assure  you that  any  such  market acceptance will continue for any significant period of time.  Finally, we cannot assure you that product life cycles will be  sufficient  to permit us to recover our  development,  marketing and other  related  costs.  In addition,  if market acceptance is not  achieved,  we could be forced to accept  substantial  product returns to maintain relationships with our retailers. Failure of new products to achieve  or  sustain  market  acceptance  or  product  returns  in excess of our expectations  would have a material  negative effect on our business,  operating results and financial condition.

We depend on a limited  number of hit products to produce a large portion of our revenues.  The failure of any of these products to achieve  anticipated  results may negatively affect our business.

         A  significant  portion of our  revenues  are derived from a relatively small  number of  products  we release  each year.  In  addition,  many of these products have substantial production or acquisition costs and marketing budgets.
In  fiscal  2000   Activision   had  two  products   which  each  accounted  for
approximately  10% of consolidated  net revenues.  During fiscal 1999, no single product  accounted  for  greater  than  10% of our  consolidated  net  revenues.
However,  we expect that a limited number of products will continue to produce a disproportionate  amount of our  revenues.  Due to this  dependence on a limited number of  products,  the  failure of one or more of these  products  to achieve anticipated  results  may  have  a  material  negative  effect  on  Activision's business, operating results and financial results.

         Another key  component of our business  strategy is  publishing  titles that have franchise value, so that sequels, enhancements and add-on products can be released over time.  Focusing on franchise  properties,  if successful,  both extends  the life of the product in the market and  results in  dependence  on a limited number of titles for our revenues.  We make no assurances  that existing franchise titles will continue to be as successful

                                       -3-

as they have been in the past.  Also,  new  products  that we believe  will have potential  value as franchise  properties may not achieve market  acceptance and therefore may not become a basis for future releases.

Significant competition in our industry could negatively affect our business.

         The  interactive  entertainment  and leisure  software  industries  are highly competitive. Competition in these industries is largely based on:

o    product quality and features;
o    compatibility of products with popular platforms;
o    company or product line brand name recognition;
o    access to distribution channels;
o    effectiveness of marketing campaigns;
o    product reliability and ease of use;
o    price; and
o    technical support.

         The level of  financial  resources  of a  publisher  also has  become a competitive  factor in these  industries.  This is mainly due to the substantial cost of product  development  and  marketing  required  to support  best-selling titles.  In addition,  competitors  with broad product lines and popular  titles typically  have greater  influence  with  retailers.  Thus,  retailers and other customers may be willing to promote  titles with less consumer  appeal in return for access to such competitor's most popular titles.

         Activision's  competitors  range  from  small  companies  with  limited resources to large companies with substantially greater financial, technical and
marketing  resources  than  those  of  Activision.   The  Company's  competitors
currently include:

o    Acclaim;
o    Eidos
o    Electronic Arts;
o    GT Interactive;
o    Hasbro;
o    Havas;
o    Infogrames;
o    LucasArts;
o    Mattel;
o    Microsoft;
o    Nintendo;
o    Sega; and
o    Sony, among many others.

         Increased  competition  may  result  in  price  reductions,   increased
production  costs and reduced profit  margins.  Prolonged  price  competition or reduced demand would have a material negative effect on our business,  operating results and financial  condition.  We make no assurances that we will be able to compete  successfully  against current or future competitors.  We also warn that competitive  pressures facing  Activision may have a material negative effect on our business, operating results and financial condition.

         There also exists intense  competition among  entertainment and leisure software  producers over the limited amount of "shelf space" available at retail stores and the promotional support that can be obtained from these retailers. As the number of interactive  entertainment and leisure products has increased, the competition for shelf space has intensified.  This has resulted in greater power for retailers and  distributors  in negotiating  terms of sale,  including price discounts  and product  return  policies.  Our products  constitute a relatively small  percentage of a retailer's  sales volume.  Thus,  there are no assurances that  retailers  will  continue to purchase our products or promote our products with adequate levels of shelf space and promotional support.

Our dependence on certain retailers and wholesalers exposes us to risks of those retailers' and wholesalers' business failures as well as product returns.

                                       -4-

         Retailers in the computer and video game  industries  have from time to time  experienced  significant  fluctuations in their  businesses and there have been a number  of  business  failures  among  these  retailers.  The loss of, or significant  reduction in sales attributable to, any of our principal  retailers could materially negatively effect our business, operating results and financial condition.

         Certain mass market  retailers  have  established  an exclusive  buying relationship  with an  intermediary  whereby the retailers will buy our products only from the intermediary.  Where this is the case, the price or other terms on which we may sell to these  retailers  may be  negatively  effected by the terms imposed by the intermediary.  Further,  if the terms imposed by the intermediary are unacceptable to us, we may be unable to sell to certain retailers at all.

         Customer  sales  typically  are made on  credit,  with  terms that vary depending  upon the  customer  and the  nature  of the  product.  We do not hold collateral to secure  payment,  but we do have insurance to protect  against any bankruptcy,  insolvency,  or  liquidation  of  our  customers.  This  insurance, however,  contains a significant  deductible as well as a co-payment obligation, and the  policy  does not  cover  all  instances  of  customer  non-payment.  In addition, we maintain a reserve for uncollectible receivables that we believe to be adequate, but it may not be sufficient in every circumstance. Thus, a payment default by a significant  customer could have a material  negative effect on our business, operating results and financial condition.

         We are also exposed to the risk of product  returns from  retailers and other  wholesale  purchasers.  Although we provide  reserves for returns that we believe are adequate, and although limits are placed on certain product returns, we may  be  forced  to  accept  substantial  product  returns  to  maintain  our relationships  with retailers and our access to distribution  channels.  Product returns that exceed our reserves  could have a material  negative  effect on our business, operating results and financial condition.

Our  business  may be  negatively  affected if we are unable to  anticipate  and respond  timely and  effectively  to rapidly  changing  technology  and industry standards.

         The consumer software  industry is undergoing rapid changes,  including evolving industry standards,  frequent new platform introductions and changes in consumer  requirements  and preferences.  The introduction of new  technologies, including new console  systems such as the Sony  PlayStation 2, Microsoft  X-Box and Nintendo Dolphin  technologies that support  multi-player on-line games, and new media  formats and methods of consumer  delivery  such as on-line  delivery, could render our previously  released  products  obsolete or  unmarketable.  The development  cycle  for  products  utilizing  new  console  platforms,  computer operating systems and microprocessors or formats may be significantly longer and more  expensive  than  Activision's  current  development  cycle for products on existing  platforms,  operating  systems,  microprocessors  and  formats and may require  Activision  to  invest  resources  in  products  that  may  not  become profitable.  There  can be no  assurance  that  the mix of  Activision's  future product offerings will keep pace with technological  changes or satisfy evolving consumer  preferences,  or that  Activision will be successful in developing and marketing products for any future operating system or format. Failure to develop and introduce new products and product  enhancements  in a timely  fashion could result in significant product returns and inventory  obsolescence and could have a material  adverse  effect on our  business,  operating  results and  financial condition.

We have substantial indebtedness that exposes us to certain risks.

         As of March 31,  2000,  Activision  had  outstanding  $60.0  million of subordinated  convertible  notes due 2005. In June 1999,  Activision  obtained a term loan and revolving  credit  facility  composed of a $25.0 million term loan and up to $100.0  million of revolving  credit loans and letters of credit.  The proceeds of the term loan,  which is due in June 2002, were used to complete the acquisition of Expert  Software,  Inc. and to pay expenses  associated  with the acquisition and the financing transaction. The revolving credit facility is used for working capital and general corporate purposes.  As of March 31, 2000, there was $20.0 million  outstanding under the term loan and $2.5 million  outstanding under the revolving credit facility.

         The term loan and the revolving credit facility are  collateralized  by substantially  all of the assets of Activision and of its US  subsidiaries.  The facility  contains various financial and other covenants that Activision and its subsidiaries  must comply with. If Activision were to default under the terms of the  credit  facility,  either  as a result  of a failure  to pay  principal  or interest when due or as a result of a breach of a financial or other

                                       -5-

covenant,  the  lenders  could  stop  providing  funds and  letters of credit to
Activision  and  could  declare  an  event  of  default  and  foreclose  on  the collateral. This could also result in an acceleration of the subordinated notes.
A default by Activision  under the revolving credit and term loan facility would materially adversely affect Activision's business and could result in Activision declaring bankruptcy.

         On June 8, 2000,  Activision  amended  certain of the  covenants of its term loan and  revolving  credit  facility.  The  amended  term loan and  credit facility  permits  Activision  to purchase up to $15.0  million in shares of its common stock as well as its  convertible  subordinated  notes in accordance with
Activision's  stock  repurchase  program,  the  distribution  of "Rights"  under
Activision's  shareholders'  rights  plan,  as  well  as the  reorganization  of
Activision's organizational structure into a holding company form.

The impact of the EURO conversion on our operations will not be significant.

         On January 1,  1999,  eleven of the  fifteen  member  countries  of the
European Union adopted the "euro" as their common currency. From January 1, 1999 through January 1, 2002, the  participating  countries will be able to use their sovereign  currencies or the euro.  Beginning January 1, 2002, the participating countries  will  issue  new  euro-denominated  bills  and  coins for use in cash transactions.  No later  than July 1, 2002,  the  participating  countries  will withdraw all bills and coins  denominated in the sovereign  currencies,  so that the sovereign  currencies  will no longer be legal tender for any  transactions, making conversion to the euro complete.

         After  conducting an internal  analysis,  we have  determined  that the impact of the conversion will not be significant to our overall operations.  Our wholly owned subsidiaries  operating in participating  countries represented 12%
and 19% of Activision's  consolidated net revenues for the years ended March 31,
2000 and 1999, respectively.

We may not be able to protect  our  proprietary  rights and may  infringe on the proprietary rights of others.

         We hold  copyrights on the  products,  manuals,  advertising  and other materials we own. We also maintain  trademark rights in the Activision name, the
Activision  logo,  and the names of the products and companies we own. We regard our software as  proprietary  and rely  primarily on a combination of trademark,
copyright  and  trade  secret  laws,  employee  and  third-party   nondisclosure
agreements,  and other methods to protect our proprietary  rights.  Unauthorized copying commonly occurs within the software industry. If a significant amount of unauthorized  copying of our products  were to occur,  our  business,  operating results and financial condition could be negatively effected.

         There  can  be  no  assurance   that  third  parties  will  not  assert
infringement  claims  against us in the future with respect to current or future products.  As is common in the industry, we sometimes receive notices from third parties claiming  infringement of intellectual  property rights of such parties.
We investigate  these claims and respond as we deem  appropriate.  Any claims or litigation,  with or  without  merit,  could be  costly  and  could  result in a diversion of management's attention, which could have a material negative effect
on  our  business,   operating   results  and  financial   condition.   Negative
determinations  in such claims or litigation could also have a material negative effect on our business, operating results and financial condition.

         Software piracy (the  unauthorized use of its products) exists and will likely remain a persistent problem. Activision is unable to determine the extent to which piracy of its software  products  exists.  In selling our products,  we rely  primarily on "shrink wrap"  licenses that are not signed by licensees and, therefore,  may be  unenforceable  under  the  laws  of  certain  jurisdictions.
Further,  we enter into  transactions in countries where  intellectual  property laws are not well developed or are poorly enforced.  Thus, legal  protections of our intellectual property rights may be ineffective in those countries.

Our failure to retain or failure to hire  qualified key  personnel  could have a material negative effect on our business.

         Our success  depends to a  significant  extent on the  performance  and
continued   service  of  our  senior   management  and  certain  key  employees.
Competition for highly skilled employees with technical, management,

                                       -6-

marketing, sales, product development and other specialized training is intense, and we may not be successful in attracting  and retaining such  personnel.  As a result,  we may  experience  increased  costs  to  attract  and  retain  skilled employees. There is no guarantee that key employees will not leave Activision or compete  against  Activision,  despite the fact such employees have entered into term employment agreements. Our failure to attract or retain qualified employees could have a material  negative  effect on our business,  operating  results and financial condition.

Our significant  international  operations  subjects us to certain  economic and political risks which could materially negatively effect our business.

         Our international  revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 71%, 66% and
51% of  Activision's  total  revenues in the fiscal  years 1998,  1999 and 2000, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. We intend to continue to expand our direct and indirect sales,  marketing and localization  activities worldwide. This expansion will require significant management time and attention and financial  resources in order to develop  adequate  international  sales and support  channels.  However,  in addition to the possibility  that we may not be able to maintain  or  increase  international  market  demand for our  products, international sales are subject to certain inherent risks, including:

o    the impact of possible  recessionary  environments  in  economies  outside the United States;
o    the costs of transferring  and localizing  products for foreign markets;
o    longer receivable collection periods and greater difficulty in collecting accounts receivable;
o    unexpected changes in regulatory requirements,tariffs and other  barriers;
o    difficulties and costs of staffing and managing foreign operations; and
o    political and economic instability.

         There can be no  assurance  that we will be able to sustain or increase our  international  revenues  or that  the  foregoing  factors  will  not have a material negative effect on our future international revenues and, consequently, on our business, operating results and financial condition. Presently, we do not
engage  in  currency   hedging   activities.   Although   exposure  to  currency
fluctuations to date has been  insignificant,  fluctuations in currency exchange rates  may in the  future  have a  material  negative  impact on  revenues  from international  sales and licensing and thus our business,  operating results and financial condition.

Our  products  may contain  errors or defects,  which may result in a loss of or delay in market acceptance of the products.

         The type of products we offer  frequently  contains  errors or defects.
Despite  extensive  product testing,  in the past we have released products with defects and have discovered errors in our products after their introduction.  In particular,  personal  computer  hardware is  characterized by a wide variety of
non-standard   peripherals   (such  as  sound  cards  and  graphics  cards)  and
configurations  that make  pre-release  testing for programming or compatibility errors very difficult and time-consuming.  Despite testing by Activision, errors could  nonetheless be found in new products after  commercial  shipments  begin.
This may result in a loss of or delay in market  acceptance,  which could have a material  negative  effect on our  business,  operating  results  and  financial condition.

We  may  be at a  competitive  disadvantage  if we are  unable  to  successfully integrate  our  recently  acquired  subsidiaries  or  find  suitable  additional acquisition opportunities.

         We are currently  integrating  the operations of our recently  acquired subsidiaries,  CD Contact, Expert Software,  Elsinore Multimedia,  and Neversoft
Entertainment with our previously existing operations.  This process, as well as the process of managing these significant new operations,  requires  substantial management  time and effort and diverts the attention of  management  from other matters.  In addition,  there is a risk of loss of key employees,  customers and vendors of the recently  acquired  operations as well as existing  operations as this  process  is  implemented.  There  is a risk  we may not be  successful  in integrating these operations.

         Consistent with our strategy of enhancing our  distribution and product development  capabilities,  we  intend  to  continue  to  pursue acquisitions of companies,  properties  and other assets that can be purchased or licensed on
                                       -7-

acceptable  terms and which we believe can be operated or exploited  profitably.
Some of these  transactions  could be material in size and scope.  While we will continually be searching for additional acquisition opportunities, we may not be successful  in  identifying  suitable  acquisitions.  We  may  not  be  able  to consummate potential acquisitions or an acquisition may not enhance our business or be maximizing to our earnings.  As the interactive  entertainment and leisure businesses continue to consolidate,  we face significant  competition in seeking and  consummating  acquisition  opportunities.  Future  acquisitions  could also divert  substantial  management  time and  result in short  term  reductions  in
earnings  or  special  transaction  or  other  charges.   In  addition,   future
acquisitions may be difficult to integrate with existing operations or assets.

         In the  future,  we may issue  additional  shares  of  common  stock in connection  with  one or  more  acquisitions,  which  may  dilute  our  existing shareholders.  Our shareholders may not have the opportunity to review, vote, or evaluate future acquisitions.

Failure to maintain  our  distribution  relationships  with  certain key vendors could have a material negative effect on us.

         Our CD Contact,  NBG and CentreSoft  subsidiaries  perform  interactive entertainment  distribution services in the Benelux territories,  Germany and in the United Kingdom, respectively, and, via export, in other European territories
for  a  variety  of  entertainment  software  publishers,   many  of  which  are
competitors of Activision.  These services are generally performed under limited term contracts,  some of which provide for cancellation in the event of a change of control.  While Activision  expects to use reasonable efforts to retain these vendors,  Activision may not be successful in this regard.  The  cancellation or non-renewal  of one or more of these  contracts  could have a  material  adverse effect on Activision's business,  operating results and financial condition. Two of CD Contact's third party vendors accounted for 12% and 11%, respectively,  of
CD  Contact's  net revenues in fiscal year 2000.  The net revenues  from each of these vendors represented 1% of consolidated net revenues of Activision for this period.  Three of CentreSoft's  third party vendors  accounted for 25%, 14%, and
10%,  respectively,  of  CentreSoft's  net revenues in fiscal year 2000. The net revenues  from  these  vendors  represented  5%,  3% and  2%,  respectively,  of consolidated  net revenues of  Activision  for this  period.  Two of NBG's third party vendors accounted for 11% and 10%, respectively,  of NBG's net revenues in fiscal year 2000.  The net revenues  from these vendors each  represented  1% of consolidated  net revenues of Activision for this period.  All other third party vendors  contributed less than 10%  individually to the respective  subsidiary's net revenues.

                                   THE COMPANY

         Activision,  Inc. is a leading international  publisher,  developer and distributor of interactive  entertainment  and leisure  products.  The Company's products  span a wide  range of product  genres  (including  action,  adventure, strategy and simulation) and target markets  (including game enthusiasts,  value buyers and children). In addition to its genre and market diversity,  Activision publishes,  develops and  distributes  products for a variety of game platforms, including  personal  computers,  the Sony  PlayStation  console  system  and the
Nintendo 64 console system.

         Activision's  objective is to be a worldwide leader in the development, publishing and  distribution of quality  interactive  entertainment  and leisure products that deliver, at each point of the value spectrum,  a highly satisfying experience. The Company's strategy includes the following elements:

         Create  and   maintain  a  balanced  and   diversified   portfolio   of
operations.   The  Company  has  assembled  a  large  diversified  portfolio  of development,  publishing and distribution operations and relationships which are complementary  and, at the same time, reduce the Company's risk of concentration on any one  developer,  brand,  platform,  customer  or market.  The Company has focused  historically  on the  development and publishing of premium games which provide the most sophisticated game play and entertainment experience at the top price point.  While the Company will continue to take advantage of its expertise in this area, it has recently  diversified  its business  operations and product and audience mix, and plans on continuing  such  diversification  in the future.
For example,  the Company acquired  several  separate  companies in the last two years in order to establish the distribution business. Additionally, the Company believes  that  its  recent  acquisition  of  Expert  Software,  along  with the
Company's  acquisition  in June 1998 of Head Games,  positions  the Company as a leading publisher of "value"

                                       -8-

leading  publisher of "value"  products for the PC, which are  characterized  by less  sophisticated  game play and lower  price  points.  Further,  the  Company publishes and  distributes  titles that run on a variety of platforms  (PC, Sony
PlayStation, Nintendo 64 and Sega Dreamcast). This diversification significantly reduces  the  risk  of  downturn  or  underperformance  in any of the  Company's individual operations.

         Create and maintain strong brands.  The Company focuses its development and publishing activities  principally on titles that are, or have the potential to become,  franchise  properties  with  sustainable  consumer  appeal and brand recognition.  These titles can thereby serve as the basis for sequels, prequels, mission packs and other add-ons and related new titles that can be released over an  extended  period of time.  The  Company  believes  that the  publishing  and distribution  of products based in large part on franchise  properties  enhances revenue  predictability  and the  probability  of high  unit  volume  sales  and operating  profits.  In  addition,  the  Company  has  entered  into a series of strategic  partnerships  with the owners of  intellectual  property  pursuant to which the Company has acquired the rights to publish  titles based on franchises such as Star Trek,  various  Disney  films such as Toy Story 2, A Bug's Life and
Tarzan, and X-men.

         Focus on on-time  delivery.  The  success of the  Company's  publishing business is dependent, in significant part, on its ability to develop games that will generate  high unit volume sales that can be completed in  accordance  with planned budgets and schedules.  In order to increase its ability to achieve this objective,  the Company's  publishing  units have  implemented a formal  control process for the  development of the Company's  products.  This process  includes three key elements:  (i) in-depth reviews are conducted for each project at five intervals during the development  process by a team that includes several of the
Company's  highest  ranking  operating  managers;  (ii) each project is led by a small team  which is heavily  incentivized  to deliver a  high-quality  product, on-schedule and within budget;  and (iii) day-to-day  progress is monitored by a dedicated  process manager in order to insure that issues,  if any, are promptly identified and addressed in a timely manner.

         Leverage  infrastructure  and organization.  The Company is continually striving to reduce its risk and increase its operating  leverage and  efficiency
through  the  variabilization  of  expenses.   For  example,   the  Company  has
significantly  increased its product making  capabilities by allocating a larger portion  of its  product  development  investments  to  experienced  independent development  companies.  These companies  generally are small firms focused on a
particular  product  type,  run  and  owned  by  individuals   willing  to  take
development  risk  by  accepting  payments  based  on the  completion  of  fixed performance  milestones  in exchange for a royalty on the revenue  stream of the game after the  Company  recoups  its  development  costs.  The Company has also broadly  instituted  objective-based  reward programs that provide incentives to management  and  staff to  produce  results  that meet the  Company's  financial objectives.

         Grow  through  continued   strategic   acquisitions.   The  interactive
entertainment and leisure industries are consolidating, and the Company believes that success in these  industries  will be driven in part by the ability to take
advantage  of  scale.   Specifically,   smaller   companies   are  more  capital
constrained,  enjoy less  predictability of revenues and cashflow,  lack product diversity  and must spread  fixed  costs over a smaller  revenue  base.  Several industry  leaders are  emerging  that combine the  entrepreneurial  and creative spirit of the industries with professional management, the ability to access the capital  markets  and the  ability  to  maintain  favorable  relationships  with strategic  developers,  property owners,  and retailers.  Through nine completed
acquisitions   since  1997,  the  Company  believes  that  it  has  successfully diversified  its  operations,  its channels of  distribution  and its library of titles and has emerged as one of the industry's leaders.

         The  Company's  principal  executive  offices are located at 3100 Ocean
Park Boulevard,  Santa Monica,  California  90405,  and its telephone  number is
(310)  255-2000.  The  Company  also  maintains  offices in the United  Kingdom,
France, Germany, Japan, Australia, Belgium, The Netherlands, New York, New York,
Madison,  Wisconsin, St. Paul, Minnesota,  Elsinore, Florida and Woodland Hills,
California.   The   Company's   World   Wide  Web  home  page  is   located   at
http://www.activision.com.

                                       -9-

                                 USE OF PROCEEDS

         The Company will not receive any of the  proceeds  from the sale of the
Common Stock being offered hereby for the account of the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The  following  table  sets forth  certain  information  regarding  the beneficial  ownership of Common Stock by the Selling Stockholders as of February
2,  2001,  and the  number  of  shares of Common  Stock  being  offered  by this
Prospectus.

                                      -10-

                        Beneficial Ownership of Common Stock   Number of Shares
Name and Address of        Prior to the Offering (2)           of Common Stock
Selling Stockholder(1)  Number of Shares  Percentage of Class  Being Offered

Ronald Doornink               784,560(3)           1.7%            774,560

Lawrence Goldberg             320,359(3)              *            318,682

Brian G. Kelly              3,722,957(3)(5)       12.3%          3,498,485

Robert A. Kotick            4,503,577(3)(5)       15.3%          3,566,285

Harold Brown                  105,000(3)(4)           *            105,000

Barbara S. Isgur              117,067(3)(4)           *            117,067

Steven T. Mayer               121,667(3)(4)           *            121,667

Robert Morgado                105,000(3)(4)           *            105,000

Michael Rowe                   97,971(3)              *             97,971

Daniel Hammett                152,000(3)              *             72,500

All Selling Stockholders
  as a group               10,303,158             31.1%          8,777,217
------------------------
* Percent of class less than 1%.

(1)  The address for each Selling Stockholder is c/o Activision, Inc., 3100 Ocean
     Park Boulevard, Santa Monica, California 90405.

(2)  Percent of class was computed  based on  25,910,236  shares of Common Stock outstanding  as of January 30, 2001 and, in each such  person's  case,  the number of shares of Common Stock issuable upon the exercise of the warrants or options  exercisable  within 60 days held by such  individual or, in the case of all Selling Stockholders as a group, the number of shares of Common
     Stock  issuable  upon the exercise of the  warrants or options  exercisable within  60 days  held by all such  individuals,  but does not  include  the number of shares of Common  Stock  issuable  upon the exercise of any other outstanding warrants or options.

(3)  Includes  (i)  426,644,  160,106,  1,338,976,  1,406,776,  25,667,  23,000,
     23,000,  25,667,  36,513,  and 9,375 shares  issuable to Messrs.  Doornick,
     Goldberg,  Kelly,  Kotick,  Brown,  Ms.  Isgur,  Mayer,  Morgado,  Rowe and
     Hammett, respectively,  upon exercise of options exercisable within 60 days held by each such  individual  pursuant to the Stock Plans,  (ii)  347,916,
     158,666, 62,666, 62,000, 62,000, 62,666, 61,458, and 63,125 shares issuable to Messrs. Doornink,  Goldberg,  Brown, Ms. Isgur, Mayer, Morgado, Rowe and
     Hammett, respectively, upon exercise of options exercisable greater than 60 days held by each such  individual  pursuant to the Stock Plans,  and (iii)
     with  respect to each of Messrs.  Kotick and  Kelly,  37,481  shares  owned directly by Delmonte Investments,  L.L.C., of which each such individual is a member. The amount does not include (i) with respect to Messrs. Kelly and
     Kotick, 7,032 and 49,500 shares of stock transferred by them, respectively, to  irrevocable  trusts for the benefit of their minor  children,  and (ii)
     with  respect  to Mr.  Kotick,  110,689  options  transferred  by him to an irrevocable trust for the benefit of his minor children.

(4)  Includes (i) 16,667 shares issuable to each of Messrs.  Brown,  Mayer,  and
     Morgado,  and 12,067 shares issuable to Ms. Isgur upon exercise of warrants held by such individuals pursuant to the 1991 Director Warrant Plan, all of which are currently exercisable, and (ii) 20,000 shares issuable to each of
     Ms. Isgur and Mr.  Mayer upon  exercise of non-plan  warrants  held by such individual outside of any plan, all of which are currently exercisable.

                                      -11-

(5)  Includes  2,159,509  shares  issuable to each of Messrs.  Kelly and Kotick, upon exercise of non-plan  options held by such  individual  outside of any plan, 1,617,839 of which are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

         The  authorized  capital  stock of the Company  consists of  55,000,000 shares of capital stock, $.000001 par value,  consisting of 50,000,000 shares of
Common Stock and 4,500,000  shares of serial  preferred stock and 500,000 shares of Series A Junior Preferred Stock. As of January 30, 2001, 25,910,236 shares of
Common Stock were outstanding. The Common Stock is listed in the NASDAQ National
Market System under the symbol "ATVI."

         Each outstanding  share of Common Stock entitles the holder to one vote on all matters  submitted to a vote of  stockholders,  including the election of directors.  There is no cumulative  voting in the election of  directors,  which means that the holders of a majority of the  outstanding  shares of Common Stock can  elect  all  of  the  directors  then  standing  for  election.  Subject  to preferences  which may be  applicable  to any  outstanding  shares of  preferred stock,  holders of Common  Stock are  entitled to such  distributions  as may be declared  from time to time by  directors  of the Company  out of funds  legally available  therefor.  The Company has not paid, and has no current plans to pay, dividends on its Common  Stock.  The Company  intends to retain all earnings for use in its business.

         Holders of Common Stock have no  conversion,  redemption  or preemptive rights to subscribe to any securities of the Company.  All outstanding shares of
Common Stock are fully paid and nonassessable.  In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company  remaining  after provision for payment of liabilities to creditors and preferences  applicable to outstanding shares of preferred stock.

         The rights,  preferences  and privileges of holders of Common Stock are subject to the  rights of the  holders of any  outstanding  shares of  preferred stock. At present,  no shares of preferred stock are outstanding.  As of January
30, 2001, the Company had approximately 5,000 stockholders of record,  excluding banks,  brokers and depository companies that are stockholders of record for the account of beneficial owners.

         The transfer  agent for the Common Stock of the Company is  Continental
Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                              PLAN OF DISTRIBUTION

         The  Common  Stock  may be  sold  from  time  to  time  by the  Selling
Stockholders,  or by  pledgees,  donees,  transferees  or  other  successors  in interest.  Such  sales  may  be  made  on  one  or  more  exchanges  or  in  the over-the-counter market, or otherwise, at prices and at terms then prevailing or
at  prices  related  to  the  then  current  market  price,   or  in  negotiated
transactions.  The shares may be sold by one or more of the  following,  without limitation:  (a) a block  trade in which the  broker or dealer so  engaged  will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the  transaction,  (b) purchases by a broker or dealer  as  principal  and  resale by such  broker or dealer or for its  account pursuant to the Prospectus,  as  supplemented,  (c) an exchange  distribution in accordance  with  the  rules  of  such  exchange,  and  (d)  ordinary  brokerage transactions  and  transactions  in which the  broker  solicits  purchasers.  In addition,  any  securities  covered by this  Prospectus  which  qualify for sale pursuant  to Rule 144 may be sold under Rule 144 rather  than  pursuant  to this
Prospectus,  as  supplemented.  From time to time the Selling  Stockholders  may engage in short  sales,  short sales  against the box,  puts and calls and other transactions in securities of the Company or derivatives  thereof,  and may sell and deliver the shares in connection therewith.

         From time to time Selling Stockholders may pledge their shares pursuant to the margin  provisions of their  respective  customer  agreements  with their respective  brokers.  Upon a default  by a Selling  Stockholder,  the broker may offer and sell the pledged shares of Common Stock from time to time as described under the heading "Plan of Distribution" in this Prospectus, as supplemented.

                                      -12-

         All  expenses  of   registration   of  the  Common  Stock  (other  than
commissions and discounts of underwriters,  dealers or agents),  estimated to be approximately  $5,000, shall be borne by the Company. As and when the Company is required to update this Prospectus,  it may incur additional  expenses in excess of this estimated amount.

                                  LEGAL MATTERS

         Certain  legal  matters in  connection  with the shares of Common Stock being offered  hereby will be passed upon for the Company by Robinson  Silverman
Pearce  Aronsohn & Berman LLP, 1290 Avenue of the Americas,  New York,  New York
10104.

                                     EXPERTS

         The consolidated  financial statements and financial statement schedule of the Company and its  subsidiaries  as of March 31, 2000 and 1999 and for each of the  years  in the  three  year  period  ended  March  31,  2000,  have  been incorporated by reference herein and in the  registration  statement in reliance
upon  the  report  of  KPMG  LLP,  independent   certified  public  accountants,
incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities  Exchange  Act of 1934,  as  amended  (the  "Exchange  Act"),  and in accordance therewith files reports,  proxy statements and other information with the  Securities  and  Exchange  Commission  (the  "SEC").  Such  reports,  proxy statements  and other  information  can be  inspected  and  copied at the public reference  facilities  maintained  by the  SEC  at its  offices  at  Room  1024,
Judiciary  Plaza,  450 Fifth Street,  N.W.,  Washington,  D.C.  20549 and at the
regional  offices of the SEC located at Seven World Trade Center,  New York, New
York 10048 and at Northwestern  Atrium Center,  500 West Madison  Street,  Suite
1400, Chicago, Illinois 60661-2511.  Copies of such materials can be obtained by mail from the Public Reference  Section of the SEC at Judiciary Plaza, 450 Fifth
Street,  N.W.,  Washington,  D.C.  20549, at prescribed  rates,  and can also be obtained  electronically  through the SEC's Electronic Data Gathering,  Analysis and Retrieval system at the SEC's Web site  (http://www.sec.gov).  The Company's
Common Stock is listed on the Nasdaq  National Market and copies of such reports and  other  information  can also be  inspected  at the  offices  of the  Nasdaq
National Market, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the SEC a registration statement on Form S-8
(herein,  together  with  all  amendments  and  exhibits,  referred  to  as  the
"Registration  Statement")  under the  Securities  Act of 1933,  as amended (the
"Securities Act"), and the rules and regulations  promulgated  thereunder,  with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement,  does not contain all of the information set forth in the Registration  Statement and the exhibits and schedules thereto,  as permitted by the rules and regulations of the SEC. For further  information with respect to the Company and the Common Stock offered hereby, reference is made to the  Registration  Statement,  including the exhibits  thereto and the financial statements,  notes and schedules filed as a part thereof, which may be inspected and copied at the public  reference  facilities  of the SEC  referred  to above.
Statements  contained in this  Prospectus  as to the contents of any contract or other document are not necessarily  complete,  and in each instance reference is made to the full text of such  contract or  document  filed as an exhibit to the
Registration  Statement,  each such statement being qualified in all respects by such reference.

         The  Company  furnishes  stockholders  with annual  reports  containing audited  financial  statements and with proxy  material for its annual  meetings complying with the proxy requirements of the Exchange Act.

                                      -13-

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following  documents  which have been filed by the Company with the
SEC are incorporated in this Prospectus by reference:

         (1) The  Company's  Annual Report on Form 10-K for the year ended March
31, 2000, which contains audited  consolidated balance sheets of the Company and subsidiaries as of March 31, 2000 and 1999, and related consolidated  statements of operations,  changes in  shareholders'  equity and cash flows for each of the years in the three year period ended March 31, 2000.

         (2) Proxy  Statement  dated August 15,  2000,  as filed with the SEC on
July 28, 2000.

         (3) The  Company's  Quarterly  Reports  on  Form  10-Q  for the  fiscal quarters ended June 30, 2000 and September 30, 2000.

         (4) The Company's Current Reports on Form 8-K filed with the Commission on April 19, 2000 and June 16, 2000.

         (5)  Description of the Company's Common Stock contained in the
Company's Registration Statement on Form S-3, Registration No. 333-46425.

         (6) All other reports filed by the Company pursuant to Section 13(a) or
15(d) of the Exchange Act since March 31, 2000.

         All  reports  and other  documents  subsequently  filed by the  Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be  deemed to be  incorporated  by  reference  in and to be a part of this
Prospectus from the date of filing of such reports and documents.

         Any statement  contained  herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this  Prospectus  to the  extent  that a  statement  in any  subsequently  filed document that is also deemed to be incorporated by reference  herein modifies or supersedes such prior statement.

         This  Prospectus  incorporates  documents  by  reference  which are not presented or delivered  herewith.  These documents are available upon written or oral request from the Company,  without charge, to each person to whom a copy of this  Prospectus  has been  delivered,  other than exhibits to those  documents.
Requests  should be directed to the Office of the Secretary,  Activision,  Inc.,
3100 Ocean Park  Boulevard,  Santa Monica,  California  90405  (telephone  (310)
255-2000).

                                      -14-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements  for filing a  post-effective  amendment to Form S-8 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles,
State of California, on February 1, 2001.

                                ACTIVISION, INC.

                                By:*/s/ Robert A. Kotick
                                    Robert A. Kotick, Chairman and
                                    Chief Executive Officer

      Pursuant to the  requirements  of the  Securities Act of 1933, as amended, this  amendment to the  registration  statement has been signed by the following persons in the capacities and on the dates indicated.

         Name                         Title                          Date

*/s/ Robert a. Kotick    Chairman, Chief Executive Officer   February 1, 2001
(Robert A. Kotick)       (Principal Executive Officer)and
                         Director

/s/ Brian G. Kelly       Co-Chairman and Director             February 1, 2001
(Brian G. Kelly)

/s/ William Chardovoyne  Chief Financial Officer (Principal   February 1, 2001
(William Chardovoyne)    Financial and Accounting Officer)

/s/ Ronald Doornink      President and Chief Operating        February 1, 2001
(Ronald Doornink)        Officer

*/s/ Harold A. Brown     Director                             February 1, 2001
(Harold A. Brown)

*/s/ Barbara S. Isgur    Director                             February 1, 2001
(Barbara S. Isgur)

*/s/ Steven T. Mayer     Director                             February 1, 2001
(Steven T. Mayer)

*/s/ Robert J. Morgado   Director                             February 1, 2001
(Robert J. Morgado)

*By:/s/ Brian G. Kelly                                        February 1, 2001
   (Brian G. Kelly)
   Attorney-In-Fact

===============================================================================

   No  dealer,  salesman  or  other  person  has  been  authorized  to give  any information  or to make  representations  other  than  those  contained  in this
Prospectus,  and if given or made, such information or representations  must not be  relied  upon  as  having  been  authorized  by the  Company  or the  Selling
Stockholders.  Neither  the  delivery  of  this  Prospectus  nor any  sale  made hereunder  shall,  under  any  circumstances,  create  an  implication  that the information  herein is  correct  as of any time  subsequent  to its  date.  This
Prospectus  does not  constitute  an  offer of  solicitation  by  anyone  in any jurisdiction  in which such offer or  solicitation is not authorized or in which the person  making such offer of  solicitation  is not  qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                            ------------------------

                                TABLE OF CONTENTS

                            ------------------------

================================================================================

================================================================================

                                8,777,217 Shares

                                ACTIVISION, INC.

                                  Common Stock

                                ----------------
                                   PROSPECTUS
                                ----------------

                                February 2, 2001

================================================================================